GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

03 JUL 17 AM 7:21



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/1177/03/LTR

SUPPL

16 June 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER



03022842

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 11 June 2003 (*Changes in Subsidiaries and Parternship within the Millennium & Copthorne Hotels plc Group*).

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

MASNET No. 31 OF 11.06.2003
Announcement No. 35

CITY DEVELOPMENTS LIMITED

Changes in Subsidiaries and Partnership within the Millennium & Copthorne Hotels plc Group

The Board of Directors of City Developments Limited (the "Company") wishes to announce the following:

1. **Incorporation of new subsidiaries**

   Millennium & Copthorne Hotels plc ("M&C"), a subsidiary of the Company has incorporated 3 new subsidiaries. They are:

   (a) Millennium Hotel Holdings EMEA Limited ("EMEA") – EMEA was incorporated in England and Wales with an authorised share capital of £1,000,000 divided into 1,000,000 ordinary shares of £1 each and an issued and paid-up share capital of £1. M&C has a 100% shareholding in EMEA. The principal activity of EMEA is that of a holding company.

   (b) Millennium Partnercard Services Limited ("MPSL") – MPSL was incorporated in England and Wales with an authorised share capital of £1,000,000 divided into 1,000,000 ordinary shares of £1 each and an issued and paid-up share capital of £1. EMEA has a 100% shareholding in MPSL. The principal activity of MPSL is the operation of loyalty card scheme.

   (c) Millennium Hotels & Resorts Services Limited ("MHRSL") – MHRSL was incorporated in England and Wales with an authorised share capital of £1,000,000 divided into 1,000,000 ordinary shares of £1 each and an issued and paid-up share capital of £1. EMEA has a 100% shareholding in MHRSL. The principal activity of MHRSL is that of a management contract holding company.

2. **Increase in shareholding in CDL Investments New Zealand Limited ("CDLI")**

   Pursuant to a dividend reinvestment plan, CDLI has allotted and issued 10,059,782 ordinary shares to CDL Hotels New Zealand Limited ("CDLHNZ"), a subsidiary of M&C. Consequent upon the said allotment of shares, the shareholding of CDLHNZ in CDLI was increased from 60.12% to 61.48%.

3. **Increase in interest in Sunnyvale Partners, Ltd. ("Sunnyvale")**

   M&C Group has acquired the remaining 60% limited partnership interest in Sunnyvale on 31 March 2003 for a net consideration of US$4.2 million. The purchase consideration was arrived at on a willing-buyer, willing-seller basis.

   Following the acquisition, M&C's interest in Sunnyvale held through its subsidiaries, AIRCOA Equity Interests, Inc. and CAMBFS Co., has increased from 40% to 100%. Sunnyvale is the owner of The Sunnyvale Four Points Hotel, California.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 11/06/2003 to the SGX